Hongkong Electric Holdings Ltd
香港電燈集團有限公司

Hongkong Electric Centre, 44 Kennedy Road, Hong[redacted]
Telephone: 2843 3111 Telex: HX 73071 Cables:
Facsimile: 2537 1013, 2810 0506 Email: mail@h

Please address correspondence to
PO Box 915, GPO Hong Kong

05012716

HONGKONG ELECTRIC GROUP

10th November 2005

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

> Press Announcement published in the newspapers on 10th November 2005 regarding a discloseable and connected transaction (Sale of 22.07% interest in Australian assets to CKI)

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

dlw 11/22

CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock Code: 1038)

HONGKONG ELECTRIC HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 006)

MAJOR TRANSACTIONS

DISCLOSEABLE AND CONNECTED TRANSACTIONS

SUMMARY

The board of directors of each of CKI and HEH jointly announce that on 9th November, 2005, CKI and HEH entered into the Agreement, pursuant to which HEH agreed to procure the sale and CKI agreed, through its nominee(s), to purchase from HEH an approximately 22.07% attributable interest in each of ETSA and CHEDHA for a Consideration to be determined using the same basis as the Disposals, i.e. to be calculated based on the aggregate of (i) the gross proceeds of the IPO from the sale of a 49% attributable interest in each of ETSA and CHEDHA which will be based on the IPO Price; and (ii) the proceeds of a bank financing to be undertaken by the Fund in the amount of approximately A$425 million (approximately HK$2,435 million) less all costs relating to the IPO. The IPO Price will be determined by way of a bookbuilding process and is currently expected to be between A$1.80 (approximately HK$10.31) and (but could be more than) A$2.00 (approximately HK$11.46) per Fund Share. Based on the said price range, the minimum and the maximum Consideration is expected to be between approximately A$948 million (approximately HK$5,432 million) and (but could be more than) approximately A$1,039 million (approximately HK$5,953 million). The Fund is currently applying for a listing on the ASX.

CKI is currently holding approximately 38.87% of the issued share capital of HEH. By virtue of this shareholding interest, CKI is a controlling shareholder of HEH and is accordingly a connected person of HEH. The Transactions constitute discloseable and connected transactions for HEH under the Listing Rules. The Transactions are conditional upon approval by the HEH Independent Shareholders at the HEH EGM.

The HEH Independent Board Committee will be formed to advise the HEH Independent Shareholders in respect of the Transactions. HEH will appoint an independent financial adviser to advise the HEH Independent Board Committee in respect of the Transactions. A circular containing, *inter alia*, further information on the Transactions and a notice of the HEH EGM will be despatched to the HEH Shareholders in accordance with the relevant requirements of the Listing Rules.

The Transactions constitute major transactions for CKI under the Listing Rules. Pursuant to Rule 14.40 of the Listing Rules, the Transactions are conditional upon approval by the CKI Shareholders at the CKI SGM.

On 9th November, 2005, CKI received from Hutchison Infrastructure Holdings Limited their confirmation that they will vote in favour of the resolution for approving the Transactions. Hutchison Infrastructure Holdings Limited (a wholly-owned subsidiary of HWL) holds approximately 84.58% of the issued share capital of CKI which has no interest in the Agreement other than through its equity interest in CKI. A circular containing, *inter alia*, further information on the Transactions, together with a notice of the CKI SGM will be despatched to the CKI Shareholders in accordance with the relevant requirements of the Listing Rules.

AGREEMENT

Date

9th November, 2005

Parties

(i) CKI; and

(ii) HEH.

Assets to be disposed of by HEH to CKI

(i) approximately 22.07% attributable interest in ETSA; and

(ii) approximately 22.07% attributable interest in CHEDHA.

Consideration

The Consideration will be payable in full and in cash upon Completion. The Consideration will be determined by reference to the aggregate of (i) the gross proceeds of the IPO; and (ii) the proceeds of a bank financing to be undertaken by the Fund (estimated to be approximately A$425 million (approximately HK$2,435 million)) after deducting all the costs relating to the IPO as follows:

Consideration = (gross proceeds from IPO + proceeds of the Fund's bank financing − costs of IPO) x 22.0745/49

The Fund is currently applying for a listing on the ASX. The IPO Price will be determined by way of a bookbuilding process and is currently expected to be between A$1.80 (approximately HK$10.31) and (but could be more than) A$2.00 (approximately HK$11.46) per Fund Share. Based on the said price range, the gross proceeds from the IPO (together with the proceeds of the Fund's bank financing) is currently expected to be between approximately A$2,241 million (approximately HK$12,841 million) and (but could be more than) approximately A$2,443 million (approximately HK$13,998 million) and the estimated costs of the IPO are expected to be approximately A$136 million (approximately HK$779 million). Accordingly, the minimum and the maximum Consideration is expected to be between approximately A$948 million (approximately HK$5,432 million) and (but could be more than) approximately A$1,039 million (approximately HK$5,953 million) respectively. Such price range was reached after arm's length negotiations between CKI and the Joint Lead Managers with respect to the IPO. The Consideration and the basis for determining the same were determined after arm's length negotiations between the parties to the Agreement. The parties thereto considered that a price established in the public market in connection with the IPO was a fair means of establishing the fair values of ETSA and CHEDHA.

Conditions precedent

Completion of the Transactions is conditional upon:

(i) the CKI Shareholders approving at the CKI SGM the Transactions;

(ii) the HEH Independent Shareholders approving at the HEH EGM the Transactions and the related transactions and matters contemplated under the Agreement as required under the Listing Rules;

(iii) approval by the CKI Directors and the HEH Directors of the IPO Price;

(iv) the completion of the HEH Reorganization; and

(v) the listing of the Fund Shares on the ASX.

If the above conditions are not satisfied on or before 31st December, 2005 (or such later date as is agreed by the parties to the Agreement), the Agreement shall lapse and the Transactions will not proceed.

In addition, if (a) at the CKI SGM, the CKI Shareholders fail to give the approval contemplated in Condition (i) above; or (b) at the HEH EGM, the HEH Independent Shareholders fail to give the approval contemplated in Condition (ii) above; or (c) the CKI Directors or the HEH Directors fail to give the approval contemplated in Condition (iii) above, then upon the first occurrence of either of (a), (b) or (c) the Agreement shall lapse and the Transactions will not proceed.

Completion

Completion of the Transactions will take place on 21st December, 2005 if all the Conditions have been satisfied.

Currently, HEH has a 50% attributable interest in each of ETSA and CHEDHA. The Transactions will take the form of:

(i) HEH transferring upon Completion its 50% attributable interest in CHEDHA to CKI Sub 1, which will be owned upon Completion as to approximately 45.24% by CKI and as to approximately 54.76% by HEH. CKI Sub 1 is an investment holding company and will not have any asset (other than a 1% attributable interest in CHEDHA) or liability immediately before Completion. After Completion, the only asset of CKI Sub 1 will be a 51% attributable interest in CHEDHA, and HEH's attributable interest in CHEDHA will be reduced from 50% to approximately 27.93%; and

(ii) HEH transferring upon Completion its 50% attributable interest in ETSA to CKI Sub 2, which will be owned upon Completion as to approximately 45.24% by CKI and as to approximately 54.76% by HEH. CKI Sub 2 is an investment holding company and will not have any asset (other than a 1% attributable interest in ETSA) or liability immediately before Completion. After Completion, the only asset of CKI Sub 2 will be a 51% attributable interest in ETSA, and HEH's attributable interest in ETSA will be reduced from 50% to approximately 27.93%.

The Consideration will be calculated as set out under "Consideration" above and the proceeds will be remitted to HEH in cash upon Completion.

INFORMATION ON THE ASSET COMPANIES

ETSA is the owner and manager of South Australia's only significant electricity distributor which delivers electricity to approximately 768,000 customers over an area of approximately 178,200 square kilometers. HEH currently has a 50% attributable interest in ETSA. ETSA is a partnership established in South Australia and HEH's 50% attributable interest therein is governed by a partnership agreement between the partners.

Upon Completion, ETSA will be owned as to 49% by the Fund and as to 51% by CKI Sub 2, which will in turn be owned as to approximately 54.76% by HEH and as to approximately 45.24% by CKI. On Completion, the partners of ETSA will comprise wholly-owned subsidiaries of CKI Sub 2 and the Fund respectively, and will enter into an amended partnership agreement to govern the relationship of the partners and the management of the partnership. Under the said partnership agreement, ETSA is controlled by a partnership board, which, with the exception of certain fundamental corporate matters, operates on a simple majority vote basis. Neither the Fund nor CKI Sub 2 will have control of the partnership board. Each of the partners of ETSA has the right to participate in any request of funding by ETSA in proportion to their respective capital shares provided that none of the partners has the obligation to advance any funding to ETSA. No disposition of the partnership interests other than to existing partners is permitted without the consents of all other partners. The owners of the partners of ETSA will enter into an agreement on Completion, pursuant to which any transfer of shares in the partner companies shall be subject to the pre-emptive right of the other parties to that agreement.

Upon Completion, Newco will be owned as to 49% by the Fund and as to 51% by CKI Sub 1, which will in turn be owned as to approximately 54.76% by HEH and as to approximately 45.24% by CKI. Newco is a special purpose vehicle which is used for the holding of the 100% attributable interest in CHEDHA.

CHEDHA is the holding company of Powercor and CitiPower. Powercor is the owner and manager of the largest electricity distributor in Victoria, Australia which delivers electricity to approximately 643,000 customers across 150,000 square kilometers in Victoria's regional west. CitiPower is the

owner and manager of the electricity distribution network servicing the Melbourne central business district and inner suburbs. The CitiPower network covers 157 square kilometers and includes distribution to all major offices of the government and private sector within Melbourne's central business district, as well as other landmarks such as the Melbourne Cricket Ground and Federation Square.

On Completion, HEH, CKI (which is a connected person of HEH), and the Fund will enter into a shareholders' agreement to regulate the affairs of Newco. Under the terms of the said agreement, Newco will be under the control of a board of directors, which will operate, except for certain fundamental corporate matters, on a simple majority vote basis. Neither the Fund nor CKI Sub 1 will have control of Newco. All fundings of Newco by shareholders will be on a pro rata basis unless any shareholder prefers not to participate and no shareholder can be requested to contribute any funding without its agreement. Shares in Newco may be transferred subject to the terms of a pre-emptive rights regime.

The following charts show the simplified shareholding structures of the Asset Companies before and after the Transactions:

ETSA

Before the Disposals


CKI
HEH
100%
CKI Sub 2
3.92%
96.08%
100%
intermediate holding company
(note)
49%
25.5%
25.5%
100%
ETSA

After the Disposals


CKI
HEH
9.9%
100%
the Fund
CKI Sub 2
3.92%
100%
96.08%
intermediate holding company
(note)
49%
25.5%
25.5%
100%
ETSA

After the Disposals and the Transactions


CKI
HEH
45.24%
54.76%
9.9%
100%
the Fund
CKI Sub 2
49%
51%
100%
ETSA

CHEDHA

Before the Disposals


CKI
HEH
3.92%
96.08%
100%
intermediate holding company
(note)
49%
25.5%
25.5%
100%
CHEDHA
100%
Powercor
CitiPower

After the Disposals but before the HEH Reorganization


CKI
HEH
9.9%
100%
the Fund
CKI Sub 1
98%
2%
Newco
3.92%
96.08%
100%
intermediate holding company
(note)
49%
25.5%
25.5%
100%
CHEDHA
100%
Powercor
CitiPower

After the Disposals and the HEH Reorganization


CKI
HEH
9.9%
100%
the Fund
CKI Sub 1
49%
1%
50%
100%
Newco
100%
CHEDHA
100%
Powercor
CitiPower

After the Disposals, the HEH Reorganization and the Transactions


CKI
HEH
45.24%
54.76%
9.9%
100%
the Fund
CKI Sub 1
49%
51%
100%
Newco
100%
CHEDHA
100%
Powercor
CitiPower

* *the percentage figures set out above are approximate figures only*

Note: These intermediate holding companies are investment holding companies only and do not have any assets (other than their respective 25.5% interest in ETSA and CHEDHA) or liabilities. CKI and HEH have procured each of their wholly-owned subsidiaries that are registered holders of their interests in these intermediate holding companies to enter into a shareholders agreement to regulate the affairs of these intermediate holding companies such that all decisions by their boards and shareholders must be unanimous. None of these intermediate holding companies is accounted for as a subsidiary of CKI or HEH.

For the financial year ended 31st December, 2004, the unaudited net profit/(loss) of ETSA and CHEDHA, before and after taxation and extraordinary items, and the corresponding figures for the year ended 31st December, 2003 were as follows:

	For the year ended 31st December, 2003		For the year ended 31st December, 2004	
	before taxation and extraordinary items *A$ million*	after taxation and extraordinary items *A$ million*	before taxation and extraordinary items *A$ million*	after taxation and extraordinary items *A$ million*
ETSA	(15)	(22)	2	(10)
CHEDHA	90	54	107	179

The unaudited net asset/(liabilities) values of ETSA and CHEDHA as at 31st December, 2004 and the corresponding figures as at 31st December, 2003 were as follows:

	As At 31st December, 2003 *A$ million*	As At 31st December, 2004 *A$ million*
ETSA	(20)	(30)
CHEDHA	338	516

CKI's interests in ETSA and CHEDHA are accounted for as "interests in associates" in CKI's accounts since acquisition of such interests and before the Disposals. The results and assets and liabilities of ETSA and CHEDHA are incorporated in CKI's accounts using the equity method of accounting.

HEH's interests in ETSA and CHEDHA have been accounted for as "interests in associates" in HEH's accounts since the acquisition of such interests. The results and assets and liabilities of ETSA and CHEDHA are incorporated in HEH's accounts using the equity method of accounting.

On Completion, a wholly-owned subsidiary of each of CKI and HEH which are registered holders of their interests in CKI Sub 1 and CKI Sub 2 will enter into the Shareholders Agreement to regulate the affairs of CKI Sub 1 and CKI Sub 2. Under the Shareholders Agreement, all decisions by the board and the shareholders of CKI Sub 1 and CKI Sub 2 must be unanimous and there will be no funding or transfer of shares without the agreement of all the shareholders. As a result, although

HEH's indirect equity interest in CKI Sub 1 and CKI Sub 2 will exceed 50% after Completion, the results and the assets and liabilities of CKI Sub 1, CKI Sub 2, ETSA, CHEDHA and Newco will be accounted for as "interests in associates" in HEH's accounts rather than consolidated into the said accounts. After completion of the Disposals and the Transactions, CKI's interests in CKI Sub 1, CKI Sub 2, Newco, ETSA and CHEDHA will be accounted for as "interests in associates" in CKI's accounts and the Fund will be accounted for as "non-current financial asset held for resale" in CKI's accounts.

FINANCIAL EFFECTS OF THE TRANSACTIONS AND PROCEEDS FROM THE TRANSACTIONS

HEH has held the 50% attributable interest in each of ETSA and CHEDHA for a period of more than 12 months. Without taking into consideration of any tax effect and subject to audit, it is expected that HEH's profit to be realised from the disposals under the Transactions will be within a range of approximately A$273 million (approximately HK$1,564 million) to (but could be more than) approximately A$364 million (approximately HK$2,086 million) based on the estimated range of net proceeds of the Transactions between approximately A$948 million (approximately HK$5,432 million) and (but could be more than) approximately A$1,039 million (approximately HK$5,953 million). The gain will result in an increase in HEH's net asset value. HEH intends to use the net proceeds from the Transactions as working capital.

REASONS FOR THE TRANSACTIONS

CKI is a diversified infrastructure company with a focus in the development, investment and operation of infrastructure businesses currently in Hong Kong, Mainland China, Australia, the United Kingdom, Canada and the Philippines. CKI will use the proceeds received from the Disposals and, if necessary, internal resources, for settlement of the Consideration.

The principal activity of the HEH group is the generation of electricity and its transmission and distribution to Hong Kong Island. HEH is currently a 50/50 partner with CKI in the Asset Companies and is also a joint partner in a gas distribution network business in the United Kingdom with CKI.

After completion of the Disposals, CKI will retain an indirect 1% interest in the Asset Companies and 9.9% interest in the Fund which will then own a 49% interest in the Asset Companies.

After Completion, each of CKI and HEH will hold approximately a 27.93% attributable interest in ETSA and CHEDHA respectively.

HEH has been a partner of CKI in the Asset Companies since the time they were acquired and an opportunity is to be given to HEH to dispose of a percentage of its interest in the Asset Companies on the same basis as CKI so that HEH will continue to hold the same attributable interest as CKI in the Asset Companies. This would enable HEH to re-allocate its capital for future use while at the same time continue to share in the future growth of the Asset Companies through its continuing interest in the Asset Companies.

The proposed listing of the Fund will indirectly result in a valuation being placed upon the Asset Companies which is significantly in excess of HEH's purchase price and book cost in respect thereof. HEH considers that selling a portion of its attributable interest in the Asset Companies at such an attractive valuation allows HEH to realise a substantial gain and to benefit from the cash inflow generated from such sale. The sale will allow HEH to re-allocate its capital which will provide capital for further developments and investments, while still retaining a significant attributable interest in the Asset Companies.

The CKI Directors consider that the terms of the Transactions are fair and reasonable and are in the interest of CKI and the CKI Shareholders as a whole.

The HEH Directors consider that the terms of the Transactions are fair and reasonable and are in the interest of HEH and the HEH Shareholders as a whole.

GENERAL

The Transactions constitute major transactions for CKI under Chapter 14 of the Listing Rules. Pursuant to Rule 14.40 of the Listing Rules, the Transactions are conditional upon approval by the CKI shareholders at the CKI SGM. To the best of the CKI Directors' knowledge, information and belief, after making all reasonable enquiries, none of the CKI Shareholders will be required to abstain from voting at the CKI SGM and none of the directors, chief executive or substantial shareholders of CKI and its subsidiaries and associates of any of them has any interest in the Transactions, other than through their interest in CKI (if any). On 9th November, 2005, CKI received from Hutchison Infrastructure Holdings Limited their confirmation that they will vote in favour of the resolution for approving the Transactions at the CKI SGM. Hutchison Infrastructure Holdings Limited (a wholly-owned subsidiary of HWL) holds approximately 84.58% of the issued share capital of CKI which has no interest in the Agreement other than through its equity interest in CKI. A circular containing, inter alia, further information on the Transactions together with a notice of the CKI SGM will be despatched to the CKI Shareholders in accordance with the relevant requirements of the Listing Rules.

To the best of the knowledge, information and belief of the CKI Directors having made all reasonable enquiries, HEH is not a connected person of CKI.

CKI currently holds approximately 38.87% of the issued share capital of HEH. By virtue of this shareholding interest, CKI is a controlling shareholder of HEH and is accordingly a connected person of HEH. The Transactions constitute discloseable and connected transactions for HEH under the Listing Rules. Completion will be subject to, inter alia, approval by the HEH Independent Shareholders at the HEH EGM.

The HEH Independent Board Committee will be formed to advise the HEH Independent Shareholders in respect of the Transactions. HEH will appoint an independent financial adviser to advise the HEH Independent Board Committee in respect of the Transactions.

A circular containing, inter alia, further information on the Transactions and a notice of the HEH EGM will be despatched to the HEH Shareholders in accordance with the relevant requirements of the Listing Rules.

DEFINITIONS:

"Agreement"	the agreement dated 9th November, 2005 entered into between CKI and HEH
"Asset Companies"	ETSA, Powercor and CitiPower
"associate(s)", "connected person(s)" and "controlling shareholder(s)"	have the meanings ascribed to them under the Listing Rules
"ASX"	Australian Stock Exchange Limited
"CHEDHA"	CKI/HEI Electricity Distribution Holdings (Australia) Pty Ltd., a company incorporated in Australia with limited liability and the holding company of Powercor and CitiPower
"CitiPower"	the CitiPower electricity distribution business carried on in Victoria, Australia
"CKI"	Cheung Kong Infrastructure Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 1038)
"CKI Announcement"	the announcement dated 9th November, 2005 published by CKI relating to the disposal by CKI of certain interests in ETSA and CHEDHA to the Fund
"CKI Director(s)"	the director(s) of CKI
"CKI SGM"	the special general meeting of CKI to be held for the purpose of approving, inter alia, the Transactions
"CKI Shareholder(s)"	the shareholder(s) of CKI
"CKI Sub 1"	CKI Spark Holdings No. One Limited, a company incorporated in the Bahamas with limited liability
"CKI Sub 2"	CKI Spark Holdings No. Two Limited, a company incorporated in the Bahamas with limited liability
"Completion"	completion of the Transactions
"Condition(s)"	condition(s) precedent in respect of the Completion
"Consideration"	the aggregate consideration payable by CKI to HEH for the Transactions
"Disposals"	the disposal by CKI of part of its attributable interests in ETSA and CHEDHA to the Fund as mentioned in the CKI Announcement
"ETSA"	ETSA Utilities, a partnership established in South Australia which owns and manages the ETSA electricity distribution business carried on in South Australia
"Fund"	the Spark Infrastructure Fund, a stapled group to be listed on the ASX consisting of Spark Infrastructure RE Limited (as responsible entity for the Spark Infrastructure Trust), Spark Infrastructure Holdings No.1 Limited, Spark Infrastructure Holdings No.2 Limited and Spark Infrastructure Holdings International Limited
"Fund Shares"	the stapled securities of the Fund to be listed on the ASX
"HEH"	Hongkong Electric Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 006)
"HEH Director(s)"	the director(s) of HEH
"HEH EGM"	an extraordinary general meeting of HEH to be held for the purpose of approving the Transactions and the related transactions and matters contemplated under the Agreement
"HEH Independent Board Committee"	an independent committee of the board of directors of HEH to be formed to advise the HEH Independent Shareholders in respect of the Transactions
"HEH Independent Shareholders"	HEH Shareholders other than CKI and its associates
"HEH Reorganization"	the reorganization of HEH's 50% interest in CHEDHA immediately after completion of the Disposals so that Newco will hold 100% interest in CHEDHA and HEH will hold 50% of the issued share capital of Newco
"HEH Shareholder(s)"	shareholder(s) of HEH
"HWL"	Hutchison Whampoa Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 013)
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"IPO"	the initial public offering of the Fund Shares
"IPO Price"	the offer price of the Fund Shares in respect of the initial public offering to be made by the Fund in connection with its proposed listing on ASX
"Joint Lead Managers"	Deutsche Bank AG, Merrill Lynch International (Australia) Limited and Citigroup Global Markets Australia Pty Limited
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Newco"	CHEDHA Holdings Pty Ltd., a company incorporated in Victoria, Australia with limited liability
"Powercor"	the Powercor electricity distribution business carried on in Victoria, Australia
"Shareholders Agreement"	the shareholders agreement to be entered into between wholly-owned subsidiaries of CKI and HEH on Completion to regulate the affairs of CKI Sub 1 and CKI Sub 2
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transactions"	the acquisition by CKI from HEH of an attributable interest in ETSA of approximately 22.07% and an attributable interest in CHEDHA of approximately 22.07% pursuant to the Agreement
"A$"	Australian dollars, the lawful currency of Australia
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

For the purpose of illustration only, A$ is translated into HK$ at a rate of A$1.00 = HK$5.73.

By Order of the Board
CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED
Eirene Yeung
Company Secretary

By Order of the Board
HONGKONG ELECTRIC HOLDINGS LIMITED
Lillian Wong
Company Secretary

Hong Kong, 9th November, 2005

As at the date of this announcement, the Executive Directors of CKI are Mr. LI Tzar Kuoi, Victor (Chairman), Mr. KAM Hing Lam (Group Managing Director), Mr. IP Tak Chuen, Edmond (Deputy Chairman), Mr. FOK Kin Ning, Canning (Deputy Chairman), Mr. KWAN Bing Sing, Eric (Deputy Managing Director), Mrs. CHOW WOO Mo Fong, Susan, Mr. Frank John SIXT and Mr. TSO Kai Sum; and the Non-executive Directors are Mr. CHEONG Ying Chew, Henry (Independent Non-executive Director), Mrs. KWOK Eva Lee (Independent Non-executive Director), Mrs. SNG Sow-Mei (PHOON Sui Moy, alias POON Sow Mei) (Independent Non-executive Director), Mr. Colin Stevens RUSSEL (Independent Non-executive Director), Mr. LAN Hong Tsung, David (Independent Non-executive Director), Mrs. LEE Pui Ling, Angelina, Mr. Barrie COOK and Mr. George Colin MAGNUS.

As at the date of this announcement, the Executive Directors of HEH are Mr. FOK Kin Ning, Canning (Chairman), Mr. TSO Kai Sum (Group Managing Director), Mr. Andrew HUNTER, Mr. KAM Hing Lam, Mr. LEE Lan Yee, Francis, Mr. LI Tzar Kuoi, Victor and Mr. Frank John SIXT; and the Non-executive Directors are Mr. Ronald Joseph ARCULLI, Mrs. CHOW WOO Mo Fong, Susan, Mr. Holger KLUGE (Independent Non-executive Director), Mr. George Colin MAGNUS, Mr. Ralph Raymond SHEA (Independent Non-executive Director), Mr. WONG Chung Hin (Independent Non-executive Director) and Mr. YEE Lup Yuen, Ewan.